Exhibit 99.1

ReneSola Announces Resignation of CFO and Appointment of New CFO

Shanghai, China, February 23, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced that Maggie Ma will resign as Chief Financial Officer effective February 28, 2018 to pursue other interests. Following Ms. Ma's departure, Cindy Chen will be appointed to serve as Chief Financial Officer, effective March 1, 2018. The Company noted that Ms. Ma's departure is not related to any issues or disagreements regarding the Company's financial disclosures, accounting policies and practices.

Ms. Chen brings to ReneSola more than 20 years of work experience. Cindy has held various financial roles, and has extensive experience overseeing internal financial management and equity financing activities. Her most recent work experiences include Mofang Service Group Limited where she served as Financial Controller and Redstar Macalline Group Co. Ltd as Deputy General Manager of Group Finance Center. Prior to these roles, Cindy worked at IBM China for over 8 years. Cindy received an MBA from Fudan University and a bachelor's degree in International Accounting from Shanghai University. Cindy is also an ACCA member.

Xianshou Li, ReneSola's Chief Executive Officer, commented, " We are very pleased to have Cindy Chen join ReneSola in the capacity of CFO. Cindy's solid experience in financial operations and internal control is a great fit for ReneSola as we work to drive the Company toward improving financial and operational performance.”

Mr. Li added, "We greatly appreciate the contributions Maggie Ma has made during her tenure at ReneSola. We respect her decision and wish her the very best in her future endeavors."

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com